GENTIA SOFTWARE PLC
              Instructions to THE BANK OF NEW YORK, as Depositary
    (must be received prior to the close of business on September 11, 1998)

     The undersigned registered holder of American Depositary Shares hereby requests and instructs The Bank of New York, as Depositary, through its Agent, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Deposited Securities underlying the American Depositary Shares evidenced by Receipts registered in the name of the undersigned on the books of the Depositary as of the close of business on August 18, 1998 at the Annual General Meeting of Shareholders of Gentia Software plc to be held in London, England, on September 21, 1998 in respect of the matters to be voted upon, or on any other business (including amendments to resolutions) which comes before the Meeting.

NOTES:
1. Instructions as to voting on the specified resolutions should be indicated by an "x" in the appropriate box.


                      (continued and to be dated and signed on the reverse side)

Resolutions                                        FOR             AGAINST

A. Directors' report and accounts                  [ ]             [ ]

B. Reappoint Ernst & Young as auditors             [ ]             [ ]

C. Reappoint Directors retiring by rotation:
   (a) Mr. Anthony K. Fox                          [ ]             [ ]

   (b) Mr. James R.H. Buchanan                     [ ]             [ ]

D. To confirm the following appointments to the
     Board:

   (a) Mr. Paul T. Martin                          [ ]             [ ]

   (b) Mr. Scott G. Silk                           [ ]             [ ]

   (c) Mr. George F. Sprenkle                      [ ]             [ ]

E. 1. Authority to allot shares pursuant to
      section 80 of the Companies Act 1985         [ ]             [ ]

   2. Ratification of amendment to the Company's
      1996 Equity Incentive Plan                   [ ]             [ ]

   3. Disapply section 89 of the Companies Act
      1985                                         [ ]             [ ]

   4. Renewal of authority to purchase own
      shares                                       [ ]             [ ]

The Form must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Form should be executed by a duly authorized Officer or Attorney.

DATE ________________________________________, 1998

SIGNATURE _________________________________________


Change of Address and                      Votes must be indicated
or Comments Mark Here    [ ]               (X) in Black or Blue Ink. [X]

Please mark, sign, date and return the Voting Instruction Card promptly using the enclosed envelope.